SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(Name of Subject Company)

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.
(Name of Person Filing Statement)

Series B Shares, without par value and American Depositary Shares, as evidenced by
American Depositary Receipts, each representing 10 Series B Shares
(Titles of Class of Securities)

40051E2021
(CUSIP Number of Classes of Securities)

Adolfo Castro Rivas
Chief Financial Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Bosque de Alisos No. 47A — 4th Floor
Bosques de las Lomas
05120 México, D.F.
+52 55 284 0400

Copy to:

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York, 10006
(212) 225-2000
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[1]	CUSIP number is for the ADSs only. No CUSIP number exists for the underlying B Shares, since such shares are not traded in the United States.

Item 1.	Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR” or the “Company”), a publicly-traded corporation (sociedad anónima bursátil) organized under the laws of Mexico. The Company is the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in the southeast of Mexico.

The principal executive offices of the Company are located at Bosque de Alisos No. 47A-4th Floor, Bosques de las Lomas, 05120 México, D.F., Mexico. The business telephone of the Company is +52 55 284-0400. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Series B Shares, without par value (the “Shares”) including shares represented by American Depositary Shares (“ADSs”). Each ADS represents 10 Shares, with the ADSs in turn evidenced by American Depositary Receipts.

The Shares are listed and traded on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”). Shares also are listed and trade in the United States on the New York Stock Exchange in the form of ADSs under the symbol “ASR.” As of May 15, 2007, there were 255,000,000 Shares issued and outstanding; in addition, there are 45,000,000 Series BB shares issued and outstanding. At such date, of the issued and outstanding Shares, 207,537,610 Shares, approximately 81.4% of the total number of issued and outstanding Shares, were represented by 20,753,761 ADSs.

Item 2.	Identity and Background of Filing Person

The name, business address and business telephone number of ASUR, which is the person filing this Statement, are set forth in Item 1 above.

This Schedule 14D-9 relates to a tender offer in the United States (the “U.S. Offer”) by Agrupación Aeroportuaria Internacional II, S.A. de C.V. (“Purchaser”), a Mexican sociedad anónima de capital variable indirectly owned and controlled by Mr. Fernando Chico Pardo (“Mr. Chico”), an individual and citizen of Mexico, to purchase Shares and ADSs for cash. Purchaser is also making a parallel tender offer in Mexico (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”) on the same terms and conditions as the U.S. Offer.

On May 14, 2007, Purchaser filed a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the U.S. Offer. The information set forth in this Item 2 is based solely on information contained in the Tender Offer Statement and does not purport to be a complete summary of the information contained therein. Shareholders are urged to read the Tender Offer Statement in its entirety.

Pursuant to the U.S. Offer, Purchaser has offered to purchase Shares, including Shares in the form of ADSs, which represent in the aggregate up to 127,950,001 Shares at a price equal to the U.S. dollar equivalent of Ps. 56.00 per Share and Ps. 560 per ADS, as determined using the U.S. dollar/Mexican peso “ask” rate plus a 0.0050 spread published by WMR/Bloomberg, function <WMCO>, at 11:00 a.m., New York City time two days prior to the settlement date of the U.S. Offer. Concurrent with the U.S. Offer, Purchaser is making in the Mexican Offer an offer for the same aggregate number of Shares. In aggregate, Purchaser is offering to purchase no more than 127,950,001 Shares (including by purchase of ADSs) in the Offers. If valid tenders of Shares are received in the Offers exceeding 127,950,001 of the Shares (including Shares represented by the ADSs), proration rules will apply in the Offers as set forth in the U.S. Offer. In the Mexican Offer, Purchaser will purchase Shares during, but outside of, the U.S. Offer on the Mexican Stock Exchange. The Mexican Offer is open to all shareholders, including U.S. resident holders. Any shareholder who is not a Mexican resident can tender their Shares in either the U.S. Offer or the Mexican Offer but not both. Mexican resident holders can only tender their Shares in the Mexican Offer. The purchase price for the Shares tendered in the Mexican Offer will be paid in Mexican pesos and the purchase price for the ADSs tendered in the U.S. Offer will be paid in U.S. dollars.

The principal offices of Purchaser are located at Bosque de Alisos 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico and its telephone number is +52 55 1105 0800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described or incorporated by reference in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential material conflicts of interest, between the Company and its directors or affiliates, and Mr. Chico, the Purchaser and their executive officers, directors or affiliates. ASUR is not a party to any agreement or arrangement with the Purchaser or its parent company with respect to the Offers or the purchase of the Shares (including Shares represented by the ADSs).

Mr. Chico’s Direct and Indirect Equity Interest in the Company.  According to the Tender Offer Statement, as of May 14, 2007, Mr. Chico, who is Chairman of ASUR’s Board of Directors and its interim Chief Executive Officer, is the beneficial owner of 7,500,010 or approximately 2.9% of ASUR’s Series B Shares (including Series B Shares represented by the ADSs), or 2.5% of ASUR’s total outstanding capital stock. Mr. Chico is also the indirect owner of 7.65% of ASUR’s total outstanding capital stock in the form the Series BB Shares through his 51% ownership of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”) which owns 45,000,000 Series BB Shares of ASUR through a trust, representing 15% of the total outstanding capital stock of ASUR. Pursuant to ASUR’s bylaws, as amended and restated on April 27, 2007, ITA is entitled to elect two members of ASUR’s Board of Directors, currently Mr. Chico and Mr. Rasmus Christiansen (“Mr. Christiansen”). As discussed above, ASUR’s bylaws also provide ITA with certain veto rights with respect to certain corporate actions provided that ITA continues to own Series BB Shares representing at least 7.65% of ASUR’s capital stock. According to the Tender Offer Statement, Mr. Chico intends to tender all of his securities in the Offers and will be subject to proration if more than 127,950,001 of the outstanding Shares (including Shares represented by the ADSs) are validly tendered in the Offers.

Mr. Luis Chico Pardo, Mr. Chico’s brother and a director of ITA, is the beneficial owner of 14,000 ADSs, representing 140,000 Shares. ASUR has been informed that as of the date hereof Mr. Luis Chico intends to tender all of his securities of ASUR in the Offers although he is under no obligation to do so.

The De-Merger Letter Agreement with ITA.  According to the Tender Offer Statement, pursuant to a De-Merger Letter Agreement entered into on March 29, 2007 (the “De-Merger Letter Agreement”) between Mr. Chico and Copenhagen Airports A/S, a corporation organized under the laws of the Kingdom of Denmark (“CPH”) (collectively, the “De-Merger Parties”), the De-Merger Parties have agreed to take all actions necessary to effect the De-Merger of ITA immediately after expiration of the Offers, provided that none of the Offer Conditions (as described below in Item 8) shall have occurred and be continuing or if so, such Offer Conditions shall have been waived, as of 9:30 a.m., New York City time (8:30 a.m., Mexico City time) on June 12, 2007, which we refer to as the Expiration Date. A de-merger is a corporate restructuring under Mexican law in which part of ITA would be spun off as a new company and certain assets and liabilities of ITA would be transferred into it. As a result of the De-Merger, ITA would be de-merged into two separate entities, ITA, which would survive and continue to be owned by Mr. Chico (51%) and CPH (49%), and a newly formed entity referred to as “AAI,” which would initially be owned by Mr. Chico (51%), and CPH (49%).

In connection with the De-Merger, the De-Merger Parties have also agreed to cause ITA to convert 22,050,000 Series BB Shares representing 7.35% of the total outstanding capital stock of ASUR held by ITA into Series B Shares and to transfer such 22,050,000 just converted Series B Shares (the “Converted Shares”) to AAI as part of the De-Merger. The remaining Series BB Shares representing 7.65% of the total outstanding capital stock of ASUR would continue to be held by ITA, as well as the Technical Assistance and Transfer of Technology Agreement, dated December 18, 1998, as amended, entered into among ASUR, CPH, ITA and various other parties (the “Technical Assistance Agreement”). In addition, the De-Merger Parties have agreed, subject to expiration of the Offers and provided that none of the Offer Conditions shall have occurred and be continuing or if so, such Offer Conditions shall have been waived, at the Expiration Date, to take all necessary actions to execute an agreement under which CPH agrees to sell its 49% stake in AAI to Mr. Chico (the “Purchase and Sale”) at a cash price (payable in Mexican pesos at closing of such transaction) that would be equal to the number of Converted Shares multiplied by the price paid for each Series B Share in the Offers and otherwise on terms not more onerous to CPH than the terms for a sale of Series B Shares directly in the Offers. It is ASUR’s understanding that CPH will continue to be a shareholder of ITA on the same terms and conditions as of the date hereof.

It is further contemplated that AAI would then merge with and into Agrupación Aeroportuaria Internacional I, S.A. de C.V. (“AAI-1”), Purchaser’s parent company (the “Merger”). Therefore, after consummation of the De-Merger, Conversion, Purchase and Sale and Merger (together, the “Reorganization of ITA”), (i) AAI-1 would be wholly-owned, except for one share, by Mr. Chico and would hold the Converted Shares representing 7.35% of ASUR’s total outstanding capital stock and all of the outstanding capital stock, except for one share, of Purchaser, (ii) Purchaser would continue to hold the 127,950,001 Shares (including Shares represented by the ADSs) acquired in the Offers representing approximately 42.65% of ASUR’s total outstanding capital stock, and (iii) ITA would continue to be owned 51% by Mr. Chico and 49% by CPH and hold Series BB Shares representing 7.65% of ASUR’s total outstanding capital stock and the Technical Assistance Agreement. AAI-1 would therefore directly and indirectly own 50% plus one share of the total outstanding capital stock of ASUR.

Distribution Policy.  Also pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to consummation of the Offers, to take all necessary actions to ensure that the members of the board of directors of ITA and the members of the Board of Directors of ASUR appointed by each of them will propose and cause ASUR to implement a distribution policy pursuant to which ASUR and its subsidiaries would distribute in each financial year substantially all excess cash by way of distributions of net profit after tax and retained earnings lawfully available for distribution, capital reductions (subject to obtaining the necessary approvals) or otherwise pursuant to applicable law (the “Distribution Policy”). The De-Merger Parties have further agreed that ASUR will distribute interim and final dividends. Mr. Chico has agreed to vote, and to cause any of his affiliates to vote, their shares in ASUR to implement the Distribution Policy. In addition, the De-Merger Parties have agreed to cause ITA to amend, restate or re-execute the trust governing the Series BB Shares so that the Series BB Shares held in such trust would be voted in connection with the Distribution Policy in the same way as the majority of the Series B Shares vote in any shareholders meeting of ASUR.

ASUR’s directors Mr. Chico and Mr. Christiansen, who is also a director of ITA and an employee of CPH, were not present for any deliberation and abstained from any voting by ASUR’s Board of Directors regarding Mr. Chico’s proposed transaction.

Item 4.	The Solicitation or Recommendation

Under Mexican law, a company’s board of directors is required to determine whether a tender offer for shares of the company is fair from a financial perspective to the company’s shareholders. In addition, under ASUR’s by-laws, ASUR’s Board of Directors is required to approve or reject any tender offer for our shares.

At a meeting held on May 11, 2007, ASUR’s Board of Directors met to consider the previously-announced indicative proposal of March 30, 2007 (the “Indicative Proposal”) of Mr. Chico to acquire shares representing 42.625% of ASUR’s capital stock and determined that the price per share of Ps. 56.00 set forth in the Indicative Proposal is fair from a financial perspective to ASUR’s shareholders. Under Mexican law, ASUR’s Board of Directors is not required to make any recommendation to shareholders and as a result, the Board of Directors has remained neutral and not made any such recommendation.

In its deliberations, the Board of Directors took into account the opinion and analysis of the Audit Committee, which had been constituted as a special committee to analyze and consider the Indicative Proposal on behalf of the Board of Directors (the “Special Committee”), and a fairness opinion received from JP Morgan Securities, Inc., dated May 10, 2007 and addressed to the Special Committee, the full text of which is attached hereto as Annex A, which concluded that the price set forth in the Indicative Proposal was fair from a financial point of view to the Company’s shareholders other than Mr. Chico, Mr. Christiansen and CPH, and their respective affiliates.

In the course of reaching its determinations and making its recommendation, the Special Committee considered the following substantive factors, each of which, the Special Committee believed supported its decision:

•	that the consideration of Ps. 56.00 per share is payable in cash which allows the Company’s shareholders to immediately realize a fair value, in cash, for their investment and provides certainty of value for their shares;

•	the fact that the consideration of Ps. 56.00 per share represented a premium of 12.5% over the closing price of the Company’s common stock on March 29, 2007, the day before the Mr. Chico made his Indicative Proposal;

•	the opinion received by the Special Committee from its financial advisor, JPMorgan, delivered orally at the meeting of the Special Committee held on May 10, 2007, that, based upon and subject to the assumptions, qualifications and limitations set forth in the fairness opinion delivered to the Special Committee by JPMorgan, as of that date, the consideration to be received by holders of Shares pursuant to the Indicative Proposal (other than Mr. Chico, Mr. Christiansen and CPH and their respective affiliates) was fair from a financial point of view to such holders;

•	the Special Committee’s belief that Ps. 56.00 per Share was the highest consideration that could be obtained;

•	although the Indicative Proposal is conditioned on the availability of debt and equity financing to AII-1, the debt and equity financing commitment letters contain limited conditions, and Mr. Chico is obligated to use reasonable best efforts to obtain the debt and equity financing, including by drawing on committed bridge financing;

•	the Special Committee’s belief that it was adequately informed about the extent to which the interests of certain directors and members of management in connection with the Indicative Proposal and the related transactions differed from those of the Company’s other stockholders; and

•	the fact that the Company did not enter into any lock-up agreement or any other similar agreement with Mr. Chico and that no third party is restricted from making a higher offer.

The Special Committee also considered the following risks and potentially negative factors relating to the Indicative Proposal and the other transactions contemplated thereby:

•	the risk that the proposed transactions might not be consummated in a timely manner or at all, including the risk that the proposed transactions will not occur if the financing contemplated by Mr. Chico is not obtained;

•	the risks and costs to the Company if the proposed transactions are not consummated including the diversion of management and employee attention and the potential effect on business and customer relationships;

•	that the receipt of cash in exchange for Shares pursuant to the proposed transactions may be a taxable transaction for income tax purposes;

•	that Mr. Chico’s obligation to consummate the proposed transactions is subject to certain conditions outside of the Company’s control, including the De-Merger and the receipt of certain third party consents; and

•	that following the consummation of the proposed transactions, Mr. Chico will be able to elect a majority of the members of ASUR’s Board of Directors and control substantially all matters to be decided by a vote of the Company’s shareholders.

In the course of reaching the determinations and decisions, and making the recommendations, described above, the Special Committee also considered the following factors relating to the procedural safeguards that the Special Committee believes were and are present to ensure the fairness of the Indicative Proposal and to permit the Special Committee to represent the Company’s unaffiliated stockholders without retaining a representative to act solely on behalf of the unaffiliated stockholders, each of which the Special Committee believed supported its decision and provided assurance of the fairness of the merger to the Company’s unaffiliated stockholders:

•	that the Special Committee consists solely of directors who are not officers or controlling stockholders of the Company, or affiliated with Mr. Chico, CPH or any of their respective affiliates;

•	that the members of the Special Committee will not personally benefit from the consummation of the transactions contemplated in the Indicative Proposal in a manner different from the Company’s stockholders;

•	that the Special Committee retained and was advised by JPMorgan, its financial advisor;

•	that the Special Committee received the opinion of JPMorgan made as of May 10, 2007, that, as of that date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion delivered to the Special Committee by JPMorgan, the consideration to be received by the holders of Shares pursuant to the Indicative Proposal (other than Mr. Chico, Mr. Christiansen and CPH, and their respective affiliates) was fair from a financial point of view to such holders; and

•	that the Special Committee was aware that it had no obligation to recommend any transaction, including the Indicative Proposal put forth by Mr. Chico.

The foregoing discussion of the information and factors considered by the Special Committee includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Indicative Proposal, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Special Committee analyzed the Indicative Proposal and the related transactions based upon the totality of the information presented to and considered by it.

The Board of Directors was also informed that Mr. Chico has obtained the prior approvals required from the Mexican Ministry of Communications and Transportation, the Mexican Federal Competition Commission and the Mexican Banking and Securities Commission to proceed with the tender offer contemplated by the Indicative Proposal. After duly verifying the foregoing, the Board of Directors granted its approval for the tender offer to proceed.

The Board of Directors also: approved, subject to consummation of the Offers, the Capex and Working Capital Facility described below; confirmed that no event of default is expected to occur under the Technical Assistance Agreement upon occurrence of a change of control of ITA in the event that ITA implements the Reorganization of ITA as described above; and agreed to amend, restate or re-execute the trust governing the Series BB Shares so that the Series BB Shares held in such trust would be voted in connection with the Distribution Policy in the same way as the majority of the Series B Shares vote in any shareholders meeting of ASUR.

Directors Chico and Christiansen were not present for any deliberation and abstained from any voting regarding the Indicative Proposal or the proposed transactions.

Intent to Tender.  According to the Tender Offer Statement, Mr. Chico intends to tender all of his securities in the Offers and will be subject to proration if more than 127,950,001 of the outstanding Shares (including Shares represented by the ADSs) are validly tendered in the Offers. Mr. Francisco Garza Zambrano, a member of ASUR’s Board of Directors, owns 60,000 Shares and intends to tender all of his Shares in the Offers. To the knowledge of ASUR, only as disclosed in this document do ASUR’s directors, executive officers, and affiliates own shares in ASUR and intend to tender, sell or hold their Shares as indicated herein.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Company’s Audit Committee was constituted as a Special Committee to analyze and consider the tender offer proposal made by Mr. Chico and his affiliates on behalf of the Board of Directors. The members of the Special Committee were therefore also the members of the Audit Committee. The Special Committee was vested with all necessary power and authority to retain an investment bank of its choosing and to pay the fees and expenses of such investment bank for rendering such services. The Special Committee retained JPMorgan to assist the Special Committee in its evaluation of the tender offer made by Mr. Chico and his affiliated entities and to render an opinion as to whether the offer is fair, from a financial point of view, to the Company’s shareholders. JPMorgan was selected on the basis of experience, expertise, independence and knowledge of the Company and the transaction.

Summary of JPMorgan’s valuation report.  In rendering its opinion, JPMorgan conducted discussions with certain members of management of the Company regarding historical results of operations, an analysis of the concession agreement relating to the Company’s airports and concerning the future prospects of the businesses, financial and operating results of the Company.

JPMorgan’s opinion did not address the relative merits of the Indicative Proposal as compared to alternative transactions or strategies that might be available to the Company. JPMorgan’s analysis was also based upon: business plans, including financial forecasts, of the Company that were prepared and approved by the management of the Company; certain publicly available information on the airport and tourism industries; and financial statements of the Company through the first quarter of 2007. JPMorgan did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor had they been furnished with any such appraisals. JPMorgan’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, May 10, 2007. Events occurring after such date may affect JPMorgan’s opinion and the assumptions used in preparing it, and JPMorgan did not assume any obligation to update, revise or reaffirm its opinion.

With respect to business plans, including financial forecasts and other information and data provided to or otherwise revised by or discussed or reviewed with JPMorgan, JPMorgan was advised by the Company and assumed at its direction, that such information and data were reasonably prepared and reflected the best currently available estimates and judgments of the Company’s management as to the expected future financial performance of the Company. In addition, JPMorgan did not, at the Company’s direction, assume any obligation to conduct any physical inspection (nor did it conduct any physical inspection) of the properties or facilities of the Company. Accordingly, JPMorgan relied upon the truthfulness, correctness and completeness of all information, documents and reports which were supplied to JPMorgan on the dates when those were supplied to it, and whereby they confirmed that there had not been, since those dates, any material changes to the companies’ business, financial condition, assets, liabilities, business prospects or commercial transactions and any other significant fact which would have rendered any such information incorrect or misleading in any material aspect and which could have a material effect on the results of the valuation report.

For purposes of its valuation analysis, JPMorgan did not take into account tax-related effects that the Company’s shareholders may experience in connection with the tender of their Shares for cash as set forth in the Indicative Proposal, or any fees and expenses that may be incurred in connection with the settlement of that transaction.

JPMorgan’s opinion is not intended to be and does not constitute a recommendation or opinion to the Company nor does it constitute a recommendation or opinion to any shareholder of the Company as to any matters relating to the Indicative Proposal and the related transactions.

JPMorgan relied primarily on a discounted cash flow analysis methodology for the assessment of the Company’s economic value. JPMorgan also valued the Company based on trading and transaction comparables that were used as a reference only given that most comparable companies are not necessarily applicable to the Company’s operations, which are characterized by the fact that the Company’s primary asset is Cancun Airport (representing 75% of the Company’s total assets), which is a final destination airport rather than a hub, and that Cancun experiences hurricanes and other inclement weather which could have a significant disruptive impact on passenger flows.

JPMorgan performed a discounted cash flow analysis to estimate the present value of each of the Company’s future consolidated after-tax cash flows available to debt and equity investors based on the management business plans required to be prepared under the terms of the concession agreement for the Company’s airports that were approved by the Company’s management. JPMorgan then added to these enterprise values the current net cash of the Company to derive the equity value of the Company.

In calculating the discounted cash flows, JPMorgan took into consideration various macroeconomic assumptions, including the projected Mexican Peso-US dollar rate of exchange and inflation projections for the period 2007-2010 based on data published by JPMorgan economic research department. For periods from 2010 onwards, inflation rates were assumed to be constant and foreign exchange rate projections were based on the purchasing power parity methodology.

In addition, JPMorgan took into account the benefits expected to be derived from net operating losses and other tax credits from prior years of operation of the Company, the other credits and contributions expected to be made by the Company, and added or subtracted, as applicable, those results to the enterprise value calculated for the Company.

JPMorgan analyzed the market value and trading multiples of selected publicly traded Mexican and European airport management companies and determined these were not comparable to the Company. JPMorgan also analyzed certain information relating to selected transactions in the airport industry consummated since 1997 in Europe and since 1998 in Mexico for which public information was available and determined these were not comparable to the Company.

JPMorgan also assumed that the proposed transactions will be consummated in accordance with the terms set forth in the Tender Offer Statement, without any waiver, amendment or delay of any terms or conditions, including that Mr. Chico and AII-1 will obtain financing to consummate the Indicative Proposal and that the other conditions to the proposed transactions will be satisfied. JPMorgan assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived as a result of the transactions contemplated by the Indicative Proposal.

The preceding discussion is a summary of the material financial analysis presented by JPMorgan to the Special Committee, but it does not purport to be a complete description of the analysis performed by JPMorgan. The preparation of financial analysis and the valuation report is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. JPMorgan made no attempt to assign specific weights to particular factors considered, but rather made qualitative judgments as to the significance and relevance of all the factors considered and determined to give its valuation report as described above. Accordingly, JPMorgan believes that its analysis, and the summary set forth above, must be considered as a whole, and that selecting portions of the analysis and of the factors considered by JPMorgan, without considering all of the analysis and factors, could create a misleading or incomplete view of the processes underlying the analysis conducted by JPMorgan and its valuation reports.

In its analysis, JPMorgan made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company’s management and of JPMorgan. Any estimates contained in JPMorgan’s analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by this analysis. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, neither the Company nor JPMorgan, nor their respective affiliates or any other person assumes responsibility if future results or actual values differ materially from the estimates.

In the ordinary course of business, JPMorgan and its affiliates may trade or hold, for their own account or for the account of customers, the securities of the Company or its affiliates and, accordingly, may at any time hold a long or short position in such securities. In addition, JPMorgan and its affiliates may maintain other relationships with the Company and its affiliates. The research department and other divisions within JPMorgan or its affiliates may from time to time perform and/or publish analysis regarding the Company, and they may base their analysis and publications on different market and operating assumptions and on different valuation methodologies when compared with the fairness opinion and, accordingly, may arrive at conclusions which differ materially from those contained in the fairness opinion. In addition, JPMorgan may perform certain administrative functions in connection with the consummation of the transactions contemplated in the Indicative Proposal.

Pursuant to JPMorgan’s engagement letter, the Special Committee has agreed to pay JPMorgan a fixed fee for its services payable upon delivery of the fairness opinion. In addition, the Company has agreed to reimburse JPMorgan for its reasonable travel and out-of-pocket expenses incurred in connection with its engagement, and to indemnify JPMorgan and its affiliates against specific liabilities and expenses arising out of its engagement.

In the ordinary course of its business, JPMorgan and its affiliates have in the past and may in the future provide investment banking and other services to the Company, Mr. Chico, CPH, AII-1 and/or their controlling shareholders or affiliates unrelated to the Indicative Proposal, for which JPMorgan and/or its affiliates, as the case may be, have received, and may in the future receive, compensation.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offers.

Item 6.	Interest in Securities of the Subject Company

To the knowledge of the ASUR, neither ASUR nor any of its affiliates, directors or executive officers has engaged in any transactions involving the Shares during the period of sixty business days prior to the date hereof.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described in Items 3, 4 and 7 hereof, no negotiation is being undertaken or is under way by the Company in response to the Offers that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, its affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of the Company’s assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy of the Company, or its indebtedness or capitalization.

Distribution Policy.  Pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to consummation of the Offers, to take all necessary actions to ensure that the members of the board of directors of ITA and the members of the Board of Directors of ASUR appointed by each of them will propose and cause ASUR to implement the Distribution Policy, the details of which are described in Item 3 above under “Distribution Policy”, which description is incorporated by reference herein.

Capex and Working Capital Facility.  As disclosed in the Tender Offer Statement on Schedule TO filed by Mr. Chico with the Securities and Exchange Commission on May 14, 2007, in connection with obtaining the Debt Financing, Mr. Chico has also arranged for an unsecured multi-currency loan facility from a bank syndicate arranged by Citigroup Global Markets Inc. (“Citigroup”) of up to Ps. 3,025,000,000 (the “Capex and Working Capital Facility”) for ASUR and its subsidiaries to fund (i) capital expenditure requirements related to its development plan; (ii) the cost of financing, developing and constructing a proposed new runway at the Cancún airport; (iii) any fees, commissions, costs and expenses and taxes in connection with consummation of the Capex and Working Capital Facility; and (iv) general corporate and working capital requirements. The Capex and Working Capital Facility is comprised of a Ps. 2,750,000,000 term loan capital expenditure facility and a Ps. 275,000,000 revolving working capital facility. The Capex and Working Capital Facility may be drawn in Mexican pesos and U.S. dollars. The Capex and Working Capital Facility is for a term of 5 years and is subject to an interest rate equal to the aggregate of (i) a margin of 0.75% per annum and (ii) Tasa de Interés Interbancaria de Equilibrio, as quoted by Banco de México and published in the Federal Official Gazette for advances in Mexican pesos, and the London Interbank Offered Rate for advances in U.S. dollars. Mr. Chico expects that the Capex and Working Capital Facility would have other customary terms and conditions for facilities of this nature. The De-Merger Parties have agreed, pursuant to the De-Merger Letter Agreement, to take all necessary actions to ensure that the members of the Board of Directors of ASUR appointed by each of them will approve the Capex and Working Capital Facility and any subsequent refinancing of the Capex and Working Capital Facility in accordance with the principles contained within the De-Merger Letter Agreement. The Board of Directors of ASUR approved, subject to consummation of the Offers, the Capex and Working Capital Facility at a board meeting held on May 11, 2007. ASUR understands that the Capex and Working Capital Facility is intended to allow ASUR to allocate cash flow from operations to the payment of dividends contemplated under the Distribution Policy described above in Item 3.

Item 8.	Additional Information to be Furnished.

The U.S. Offer is subject to a number of conditions, referred to as the “Offer Conditions” including the failure of the following to occur and continue as of the Expiration Date, (i) AAI-1, Purchaser’s parent company, shall have failed to receive proceeds under the debt financing contemplated by it binding debt commitment from a bank syndicate arranged by Citigroup that, in addition to pre-equity capital to be provided to AAI-1 by Mr. Chico, is sufficient to provide the cash consideration for the Offers; (ii) Purchaser shall not have received in the Offers valid tenders that have not been withdrawn for Shares (including the Shares represented by the ADSs), in the aggregate, at least equal to 127,950,001 Shares (including Shares represented by the ADSs); or (iii) ASUR or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental, public, judicial, legislative or regulatory authority or agency or other party which is necessary to consummate the Offers and the other transactions contemplated by Purchaser, AAI-1 and Mr. Chico.

The information included in the exhibits referred to in Item 9 is incorporated by reference herein.

Item 9.	Exhibits.

Exhibit 1	—	Letter to ASUR’s shareholders.
Exhibit 2	—	Press release of ASUR dated May 14, 2007 (incorporated by reference from Form 6K filed with the Commission on May 14, 2007).
Exhibit 3	—	Press release of ASUR dated March 30, 2007 (incorporated by reference from Form 6K filed with the Commission on March 30, 2007).
Exhibit 4	—	De-Merger Letter Agreement, dated March 29, 2007, between Mr. Chico and CPH (incorporated by reference from Exhibit 99.1 to Schedule 13D filed with the Commission on April 9, 2007).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
Name: Adolfo Castro Rivas

Title:	Director of Finance

Dated: May 24, 2007

Annex A

May 10, 2007

The Special Committee of the Board of Directors
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Bosque de Alisos 47A — Piso 4, Bosques de las Lomas
México D.F., C.P. 05120

Members of the Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (other than Inversiones y Técnicas Aeroporturarias, S.A. de C.V. (“ITA”)), par value 41.5 Mexican Pesos per share1 (the “Company Common Stock”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) of the consideration to be paid to such holders in the proposed partial cash tender offer (the “Tender Offer”) made by Fernando Chico Pardo (together with any direct or indirect acquisition vehicle, “FCP”) to the Company’s shareholders. We understand that FCP is the interim CEO and current Chairman of the Company. Further, we understand that the Tender Offer is conditioned on the simultaneous closing of the de-merger letter agreement dated March 29, 2007 between FCP and Copenhagen Airports A/S (the “De-merger Agreement”). Pursuant to the letter dated as of March 29, 2007 (the “Proposal”) made by FCP to the Company’s Board of Directors, upon consummation of the transactions contemplated by the Tender Offer and the De-merger Agreement, the Company will become a 53.9% owned subsidiary of FCP, and each outstanding share of Company Common Stock subject to the Tender Offer, other than shares of Company Common Stock held in treasury, will be converted into the right to receive 56 Mexican Pesos per share in cash (the “Consideration”).

In arriving at our opinion, we have (i) reviewed the Proposal; (ii) reviewed the Schedule 13D filed by FCP with the U.S. Securities and Exchange Commission (SEC) with respect to the Tender Offer; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Tender Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; (vii) reviewed certain information regarding expected future airport passenger inflows and outflows and hotel occupancy levels for the region in which the Company operates; (viii) reviewed the official document related to the tariff re-setting process for the 2004-2008 period issued by the Mexican Ministry of Communications and Transportation (SCT) and (ix) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of any information that was publicly available or was furnished to or discussed with us by the Company, the Special Committee or otherwise reviewed by or for us. We have not conducted a physical inspection of any of the properties or assets, and, we have not conducted, or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In relying on

[1]	Based on the capital stock and shares outstanding of the Company as of March 31, 2007.

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financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the indicative terms and conditions of the Tender Offer contemplated in the Proposal will not differ in any material respects from the final terms and conditions of the Tender Offer. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We did not take into account tax-related effects that the Company’s shareholders may experience in connection with the Tender Offer or any fees and expenses that may be incurred in connection with the settlement of that transaction, including without limitation, those related to depositary services, that may be incurred by holders of the Company’s American Depository Shares. We have further assumed that all material governmental, regulatory or other consents, approvals, conditions precedent or any amendments, modifications or waivers to any agreements, instruments or orders necessary for the consummation of the Tender Offer will be obtained without any adverse effect on the Company or without materially reducing the contemplated benefits of the Tender Offer.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion letter, even if future events or conditions affect the valuation analysis or conclusions. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock that tender their shares in the proposed Tender Offer and we express no opinion as to the fairness of the Tender Offer to the holders of the Company Common Stocks that do not tender their shares in the Tender Offer, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Tender Offer.

In addition, we were not requested to and did not provide advice concerning the structure, including any conditions with respect to the consummation of the Tender Offer, the specific amount of the Consideration, or any other aspects of the Tender Offer, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We also note that we did not participate in negotiations with respect to the terms of the Tender Offer and related transactions.

We will receive a fee from the Special Committee for the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we and our affiliates have no other commercial or investment banking relationships with the Company or FCP. We and our affiliates may perform certain services for the Company, FCP and their respective affiliates, all for customary compensation, or engage in other relationships with the Company or FCP. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or FCP for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock (other than ITA) in the proposed Tender Offer is fair, from a financial point of view, to such holders.

This letter is provided for the sole use and benefit of the Special Committee of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Tender Offer, and is not a recommendation to any shareholder of the Company as to any matters relating to the Tender Offer, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Special Committee of the Board of Directors of the Company (provided that with our prior written approval this letter may be disclosed to other members of the Board of Directors) or be used or relied upon for any other purpose. This opinion may not be

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disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.
GID #: U002855

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